Exhibit 3.1

Execution Version

HARPOON THERAPEUTICS, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

8.000% SERIES A REDEEMABLE PREFERRED STOCK

PURSUANT TO SECTION 151 OF THE

DELAWARE GENERAL CORPORATION LAW

The undersigned, Julie Eastland, does hereby certify that:

1. Julie Eastland is the Chief Executive Officer of Harpoon Therapeutics, Inc., a Delaware corporation (the “Corporation”).

2. The Corporation is authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value per share.

3. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”), upon recommendation by a committee of the Board of Directors comprised of independent and disinterested directors acting under authority delegated by the Board of Directors:

WHEREAS, the amended and restated certificate of incorporation of the Corporation, as amended (the “Certificate of Incorporation”), provides for a class of its authorized stock known as preferred stock, consisting of 10,000,000 shares, $0.0001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to provide for the issue of all or any wholly unissued series of Preferred Stock and the number of shares constituting any series and the designation thereof, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the Preferred Stock having a par value of $0.0001 per share, designated as Series A Redeemable Preferred Stock:

NOW, THEREFORE, BE IT RESOLVED that, pursuant to the authority granted to and vested in the Board of Directors in accordance with applicable law and the provisions of the Certificate of Incorporation, the Board of Directors hereby creates, authorizes and provides for 25,000 shares of the Corporation’s authorized Preferred Stock to be designated and issued as the “Series A Redeemable Preferred Stock,” having the relative rights, powers, preferences and limitations that are set forth as follows:

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Accreted Value” shall mean, with respect to each share of Series A Preferred Stock, the Stated Value plus all Accrued Dividends.

“Accrued Dividends” shall mean, with respect to any share of Series A Preferred Stock then outstanding, as of any date, the accrued and unpaid dividends on such share, whether or not declared.

“Adjusted Net Proceeds” in connection with a Qualified Transaction, determined as of the time (the “Measurement Time”) of the receipt of Net Proceeds from such Qualified Transaction (factoring in such receipt of Net Proceeds), means:

(i) if the Qualified Transaction is a Large Transaction, the amount by which the aggregate Net Proceeds received through the Measurement Time for such Large Transaction exceeds the sum of (A) $15.0 million, and (B) for such Net Proceeds that have been used to redeem Series A Preferred Stock pursuant to Section 6 and this paragraph (i), the aggregate amount of such Net Proceeds that would have been used to redeem Series A Preferred Stock had the Designated Percentage been 100%; provided, if the Qualified Transaction is not a Large Transaction, the amount pursuant to this clause (i) shall be deemed zero; plus

(ii) whether or not the Qualified Transaction is a Large Transaction, the amount by which (A) minus (B) exceeds $30.0 million, where:

(A) =	the aggregate amount of all Net Proceeds received for all Qualified Transactions from the beginning of the calendar year in which the Measurement Time occurs through the Measurement Time;

(B) =

the sum of (1) the aggregate amount of all Net Proceeds referenced in (A) above relating to Large Transactions that (x) have been used to redeem Series A Preferred Stock pursuant to paragraph (i) of this definition and Section 6, or (y) are received at the Measurement Time and required to be used to redeem Series A Preferred Stock pursuant to paragraph (i) of this definition and Section 6; and (2) for Net Proceeds referenced in (A) above that have been used to redeem Series A Preferred Stock pursuant to this paragraph (ii) of this definition and Section 6, the aggregate amount of Net Proceeds that would have been used to redeem Series A Preferred Stock had the Designated Percentage been 100%.

An illustrative example of the Adjusted Net Proceeds calculation is set forth on Appendix A hereto.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Anniversary Based Redemption” has the meaning set forth in Section 6(a)(iii).

“Board of Directors” means the Board of Directors of the Corporation.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of California are authorized or required by law or other governmental action to close.

“Certificate of Designation” shall mean this Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock.

“Closing Date” means March 23, 2023.

“Closing Price” means $0.7251.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Corporation Redemption Notice” has the meaning set forth in Section 6(c).

“Cost Offset” means an offset, discount, deduction, reduction, markdown or concession provided by a third party to the Corporation in connection with an HPN217 Licensing Transaction or a Qualified Transaction against any previously agreed to cost, fee, expense, or other amount payable by the Corporation which has previously been approved by the Board of Directors as part of a fully funded and budgeted expense to the Corporation; provided, that if any portion of such offset, discount, deduction, reduction, markdown or concession applies to a future year, it shall be deemed a “Cost Offset” (and the Corporation shall be deemed to have received Net Proceeds) when the corresponding cost, fee, expense or other amount payable by the Corporation in connection with such HPN217 Licensing Transaction or such Qualified Transaction would have become due and to the extent that the Corporation has a corresponding amount of cash, cash equivalents and investment securities in excess of the amount budgeted to cover expenses for such future year.

“Corporation” means Harpoon Therapeutics, Inc., a Delaware corporation.

“Delisting Event” is deemed to occur when, after the Original Issue Date, the shares of Common Stock are no longer listed on a Trading Market, except for any involuntary delisting initiated by the Trading Market.

“Designated Non-Cash Proceeds” means non-cash proceeds that are received pursuant to any amendment, modification or waiver of any Development Agreement under circumstances where, had such Development Agreement not been so amended, modified or waived, the Corporation would have had the right to receive cash proceeds.

“Designated Percentage” means 50%; provided, that (i) from the occurrence and during the continuation by the Corporation of any breach by the Corporation of its obligation to pay the Redemption Price Per Share, or any other failure by the Corporation to timely pay any amounts due pursuant to Section 6 the Designated Percentage shall mean 75%; (ii) during any period when any portion of any QT Designated Proceeds or any HPN217 Designated Proceeds have not been used for redemption of Series A Preferred Stock pursuant to Section 6, the Designated Percentage shall mean 75%; and (iii) from and after the third anniversary of the Closing Date, at any time during which neither clause (i) nor clause (ii) applies, the Designated Percentage shall mean 60%.

“Development Agreement” means any agreement that provides in whole or in part for the development and/or commercialization of HPN217.

“Dividend Rate” means 8.000% per annum per share of Series A Preferred Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” means each holder of record of the Series A Preferred Stock.

“HPN217 Designated Proceeds” means 50% of the aggregate cash proceeds and fair market value of Designated Non-Cash Proceeds received by or on behalf of the Corporation (or any Affiliate thereof, or any assignee or designee of the Corporation or such Affiliate) in connection with an HPN217 Licensing Transaction.

“HPN217 Licensing Transaction” means the receipt by the Corporation of any cash proceeds or Designated Non-Cash Proceeds from any licensing transaction with respect to HPN217, or pursuant to any Development Agreement in existence on the date hereof, excluding any clinical trial reimbursement payments associated with development of HPN217.

“HPN217 Licensing Transaction Redemption” has the meaning set forth in Section 6(a)(i).

“Indebtedness” means (i) all obligations for borrowed money or evidenced by bonds, debentures, notes or similar instruments, and (ii) all guarantees of obligations of a third party of the type described in clause (i).

“Junior Securities” means, collectively, the Common Stock and any other class or series of securities (other than the Series A Preferred Stock).

“Large Transaction” means a Qualified Transaction, or series of related Qualified Transactions, determined as of the time of receipt of any Net Proceeds, for which aggregate Net Proceeds received through such time exceeds $15.0 million.

“Liquidation Event” has the meaning set forth in Section 5(a).

“Net Proceeds” means the aggregate proceeds received by the Corporation from time to time, including any Cost Offset, net of expenses of advisors. In the case of any non-cash proceeds, “Net Proceeds” shall mean the fair market value thereof; provided, that for non-cash proceeds that are not readily convertible into cash, the Corporation shall be permitted to deliver written notice to the Holders within two business days after receipt thereof that it intends to sell such proceeds, whereupon “Net Proceeds” shall mean the amount of cash received for such proceeds if such cash is received within 90 days after delivery of such notice, and date of receipt of Net Proceeds shall be deemed the earlier of (i) the date of receipt of such cash, or (ii) 90 days after delivery of such notice; provided, further, that equity securities in a private company received in connection with a Spin-Out Transaction shall not be deemed to constitute Net Proceeds.

“Optional Redemption” has the meaning set forth in Section 6(b).

“Original Issue Date” means the date of the first issuance of any shares of Series A Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Permitted Indebtedness” means (i) Indebtedness outstanding as of the Signing Date, including any interest accrued thereon pursuant to the terms thereof in existence as of the date hereof and any fees associated therewith, (ii) up to $12,500,000 principal amount of secured or unsecured Indebtedness, and accrued interest thereon, in accordance with the terms of any term sheet received by the Corporation prior to the Signing Date; provided, that the definitive terms of such Indebtedness shall include customary payoff terms, and shall not prohibit or restrict redemption of the Series A Preferred Stock in accordance with Section 6(a)(i) (HPN217 Licensing Transaction Redemption) or Section 6(a)(ii) (Qualified Transaction Redemption) below, except if there is then in existence (and only during the duration of) an event of default under the Indebtedness that is unrelated to the Series A Preferred Stock, and (iii) any Indebtedness incurred pursuant to any arrangement upon amendment or in replacement of the Indebtedness provided for in clause (ii), provided that the aggregate amount of outstanding Indebtedness pursuant to clause (ii) and this clause (iii) does not exceed the amount set forth in clause (ii) and the terms of the amendment or replacement indebtedness do not prohibit or restrict redemption of the Series A Preferred Stock in accordance with its terms except if there is then in existence (and only during the duration of) an event of default under the Indebtedness that is unrelated to the Series A Preferred Stock.

“Permitted Transfer” means any transfer pursuant to the terms of any agreement that is publicly filed with the Commission prior to the Signing Date (excluding any amendment thereof after such date).

“Preferred Stock” has the meaning set forth in the Recitals.

“QT Designated Proceeds” means the Designated Percentage of the Adjusted Net Proceeds as a result of the applicable Qualified Transaction Redemption Trigger.

“Qualified Transaction” means any strategic business transaction that generates Net Proceeds for or on behalf of the Corporation, including without limitation any license, joint venture, collaboration agreement, sale of all the rights to a product, or other strategic transaction; provided, that “Qualified Transaction” shall not be deemed to include: (i) the HPN217 Licensing Transaction, (ii) any transaction that is a Liquidation Event, or (iii) any Spin-Out Transaction that does not involve HPN217 or HPN328.

“Qualified Transaction Redemption” has the meaning set forth in Section 6(a)(ii).

“Qualified Transaction Redemption Trigger” means the receipt of Net Proceeds as a result of a Qualified Transaction that results in Adjusted Net Proceeds of greater than zero.

“Redemption Date” means a date to be fixed by the Board of Directors in connection with: (i) an HPN217 Licensing Transaction Redemption, which date shall be no later than 30 calendar days after receipt of the applicable payment with respect to an HPN217 Licensing Transaction; (ii) a Qualified Transaction Redemption, which date shall be no more than 30 calendar days after receipt of the applicable Net Proceeds to which the Qualified Transaction Redemption Trigger relates; (iii) the Anniversary Based Redemption, which date shall be the three year anniversary of the Closing Date; provided, that if the Requisite Holders have given their written consent, the date shall be such date as specified in such written consent; provided, further that if additional redemptions are required to be made pursuant to the last sentence of Section 6(a)(iii), such additional redemption dates shall also each be deemed a “Redemption Date”; and (iv) an Optional Redemption, which date shall be not more than 30 calendar days nor less than 7 calendar days after delivery of the Corporation Redemption Notice.

“Redemption Price Per Share” means a price equal to the sum of (i) the Return Factor multiplied by the Stated Value, and (ii) Accrued Dividends.

“Return Factor” means 3.5; provided, that from and after the 18 month anniversary of the Closing Date, Return Factor shall mean 4.5.

“Requisite Holders” means the Super-Majority Purchasers (as defined in the Securities Purchase Agreement).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Purchase Agreement” means the Securities Purchase Agreement entered into by and between the Corporation and the Holders on or about the Original Issue Date for the purchase of the Series A Preferred Stock.

“Series A Preferred Stock” has the meaning set forth in the Recitals.

“Signing Date” means the date of the Securities Purchase Agreement.

“Spin-Out Transaction” means any transaction in connection with which the Corporation contributes intellectual property to a new entity that is backed, or intended to be backed, by venture financing.

“Stated Value” has the meaning set forth in Section 2.

“Trading Day” means a day on which the Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means Computershare Trust Company, N.A., the current transfer agent of the Corporation, with a mailing address of 250 Royall St., Canton, MA 02021, and any successor transfer agent of the Corporation.

Section 2. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as Series A Preferred Stock and the number of shares so designated shall be 25,000 (which shall not be subject to increase without the written consent of the Requisite Holders). Each share of Series A Preferred Stock shall have a par value of $0.0001 per share and a stated value equal to $1,000.00 per share (the “Stated Value”). Unless otherwise determined by the Board of Directors, the shares of Series A Preferred Stock shall be uncertificated and issued and maintained in electronic book-entry form.

Section 3. Dividends.

(a) Subject to Section 3(c), from and after the Closing Date, dividends shall, with respect to each outstanding share of Series A Preferred Stock, accrue on the Stated Value at the Dividend Rate. Such cash dividends on the Series A Preferred Stock shall be payable only when, as and if declared by the Board of Directors, and when so declared and paid, cash dividends shall be paid in cash out of funds legally available therefor and shall be payable on the date fixed by the Board of Directors for such purposes to the Holders as they appear on the Corporation’s stock register at the close of business on the relevant record date. Dividends on the then outstanding Series A Preferred Stock shall accumulate and become Accrued Dividends on a day-to-day basis until paid.

(b) Dividends payable under Section 3(a) (and any deemed increase in Accreted Value under Section 3(c)) for any period less than a full quarterly dividend or accretion period (based upon the number of days elapsed during the period), shall each be computed on the basis of a 360-day year consisting of twelve 30-day months.

(c) Under this Certificate of Designation, in calculating the Accreted Value of each then outstanding share of Series A Preferred Stock for purposes of the redemption consideration or otherwise, such Accreted Value shall be increased by the amount of Accrued Dividends regardless of whether, at the time of redemption or other relevant event, a dividend has been declared but not yet paid by the Board of Directors. Subject to Section 3(b), Holders of shares of Series A Preferred Stock subject to redemption shall not be entitled to receive any payment of dividends declared but not yet paid at the time of such redemption (for the avoidance of doubt, such amount shall constitute “Accrued Dividends” that are included in the Redemption Price Per Share).

(d) Holders of shares of Series A Preferred Stock shall not be entitled to any dividend other than as set forth in this Section 3 or as otherwise provided for in the Certificate of Designation.

(e) Subject to the provisions of this Section 3 and Section 4 below, any dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on any of the Corporation’s securities other than Series A Preferred Stock, including Common Stock, from time to time out of funds legally available for such payment, and the Holders shall not be entitled to participate in any such dividends.

Section 4. Voting Rights.

(a) Except as otherwise provided herein or as otherwise required by law, the Series A Preferred Stock shall have no voting rights.

(b) As long as at least 2,500 shares of Series A Preferred Stock are outstanding, the Corporation shall not, without the written consent of the Requisite Holders, consenting as a separate class:

(i) except as provided in Section 4(c)(iii) (which requires approval of all Holders), directly or indirectly create, authorize, issue or obligate itself to issue any new securities or reclassify alter or amend any existing security that have any right to payments that are senior to, or pari passu with, the Series A Preferred Stock or otherwise increase the authorized number of shares of Series A Preferred Stock;

(ii) enter into, amend, terminate or waive any rights under any agreement (or permit any subsidiary to do so) that would reasonably be likely to, or take any action that is intended to, impede the ability of the Corporation to complete a mandatory redemption as set forth in Section 6(a) below;

(iii) amend, alter, repeal or cause any other modification to the terms of the Certificate of Designation or the Corporation’s Certificate of Incorporation or Bylaws (each as in effect on the Signing Date), whether by operation of merger, conversion or otherwise, that would adversely alter or change the terms, powers, preferences, rights or privileges of the Series A Preferred Stock;

(iv) take any action in order to cause the Corporation to suspend its reporting obligations voluntarily under the Exchange Act, or to cause there to occur a Delisting Event (except in connection with a Liquidation Event); provided, the foregoing shall not be deemed to include action required to be taken by rules of the Trading Market;

(v) directly or indirectly sell, transfer, exclusively license or assign any material assets (or permit any subsidiary to do so), except for Qualified Transactions and Permitted Transfers;

(vi) enter into any agreement providing for, or consummate, any Liquidation Event, unless the Holders are paid for each share of Series A Preferred Stock the amounts provided for under Section 5 below;

(vii) redeem, repurchase or otherwise acquire any shares of its capital stock, except for (1) the redemption of Series A Preferred Stock pursuant to and as provided in this Certificate of Designation and (2) the redemption or repurchase of Common Stock issued pursuant to any equity incentive plan or compensatory arrangement of the Corporation; or

(viii) directly or indirectly create, incur, issue or assume any Indebtedness (or permit any subsidiary to do so) other than Permitted Indebtedness.

(c) As long as at least one share of Series A Preferred Stock is outstanding, the Corporation shall not, without the written consent of the Holders of all of the then outstanding Series A Preferred Stock, consenting as a separate class:

(i) alter, amend or repeal Section 6(a) or this Section 4(c) of this Certificate of Designation;

(ii) alter, amend or repeal any of the following definitions: “Adjusted Net Proceeds,” “Dividend Rate,” “HPN217 Designated Proceeds,” “Large Transaction,” “QT Designated Proceeds,” “Qualified Transaction,” “Qualified Transaction Redemption Trigger,” “Redemption Date,” “Redemption Price Per Share,” or “Return Factor”; or

(iii) issue or obligate itself to issue any new securities (including Series A Preferred Stock) that have any right to payments that are senior to, or pari passu with, the Series A Preferred Stock, in any transaction in which any Holder (a “Purchasing Holder”) purchases any such new securities, unless all Holders (“Eligible Holders”) have the right to purchase a pro rata share of such new securities (determined for each Eligible Holder as the number of new securities purchased by the Purchasing Holder multiplied by the number of shares of Series A Preferred Stock then held by the Eligible Holder divided by the number of shares of Series A Preferred Stock then held by the Purchasing Holder).

(d) In exercising the consent rights set forth in this Section 4, each share of Series A Preferred Stock shall entitle the Holder (or each Requisite Holder, in the case of consent rights set forth in Section 4(b)) thereof to one vote.

(e) Any act or transaction listed under Section 4(b) or Section 4(c) which was entered into without a requisite consent of the Requisite Holders shall be null and void ab initio, and of no force or effect.

(f) Any consent required or permitted under Section 4(b) may be taken at a meeting of the Holders of the Series A Preferred Stock or through the execution of an action by written consent in lieu of such meeting, provided, that the consent is executed by the Requisite Holders.

Section 5. Liquidation.

(a) Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or the occurrence of any Deemed Liquidation Event (each, a “Liquidation Event”), each Holder of the Series A Preferred Stock then outstanding shall be entitled to be paid, prior and in preference to the receipt of any funds by any holders of any other class or series of capital stock of the Corporation, an amount per share of Series A Preferred Stock equal to the greater of:

(i) the Redemption Price Per Share; and

(ii) the amount such Holder would have been entitled to receive had such Holder exchanged the share of Series A Preferred Stock for a number of shares of Common Stock equal to (x) the Accreted Value, divided by (y) the Closing Price.

(b) If upon any such Liquidation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 5, the Holders of shares of Series A Preferred Stock shall share ratably and on a pari passu basis in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(c) Deemed Liquidation Events.

(i) Definition. Each of the following events shall be considered a “Deemed Liquidation Event”:

(A) a merger or consolidation in which: (1) the Corporation is a constituent party; or (2) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation; provided, that a Deemed Liquidation Event shall not include any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation held by stockholders in the same relative proportions; or

(B) (1) the sale, lease, transfer, or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, or other disposition is to a wholly owned subsidiary of the Corporation.

(ii) Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any Liquidation Event that involves non-cash consideration shall be valued based on the fair market value thereof, which, in the case of publicly traded securities, shall be the market value thereof. The fair market value of non-cash consideration (other than publicly traded securities) shall be determined by a third-party valuation firm retained by the Corporation and reasonably acceptable to the Requisite Holders. In any Liquidation Event that involves both cash and non-cash consideration, the cash consideration shall be first applied to pay the Redemption Price Per Share.

Section 6. Redemption.

Unless otherwise prohibited by applicable Delaware law governing distributions to stockholders, the shares of the Series A Preferred Stock shall be redeemed at the applicable Redemption Date in cash, to the extent such funds are legally available, and at a price equal to the Redemption Price Per Share in accordance with the following:

(a) Mandatory Redemption.

(i) HPN217 Licensing Transaction Redemption. Upon receipt by or on behalf of the Corporation of any amount in connection with an HPN217 Licensing Transaction, the Corporation shall, to the maximum extent permitted by applicable Delaware law, redeem the maximum number of then-outstanding shares of Series A Preferred Stock that may be redeemed from the HPN217 Designated Proceeds (such redemption, the “HPN217 Licensing Transaction Redemption”) only out of funds legally available therefor.

(ii) Qualified Transaction Redemption. Upon the occurrence of a Qualified Transaction Redemption Trigger, the Corporation shall redeem the maximum number of then-outstanding shares of Series A Preferred Stock that may be redeemed from the QT Designated Proceeds (such redemption, the “Qualified Transaction Redemption”) only out of funds legally available therefor.

(iii) Anniversary Based Redemption. On the third anniversary of the Closing Date, the Corporation shall redeem only out of funds legally available therefor, all outstanding shares of the Series A Preferred Stock at a price per share equal to the Redemption Price Per Share; provided that such date may be extended (A) up to an additional two years by consent of the Requisite Holders, or (B) for any period of time by consent of all Holders (such redemption, the “Anniversary Based Redemption”). If funds are not legally available to complete the Anniversary Based Redemption in whole or in part, the Corporation shall redeem the maximum number of outstanding shares of Series A Preferred Stock for which it then has funds legally available, and with respect to the balance of the shares of Series A Preferred Stock that remain outstanding thereafter, the Company shall promptly complete such redemption to the maximum extent possible from time to time as and when funds become legally available therefor.

(b) Optional Redemption by the Corporation. The Corporation shall have the right, but not the obligation, to redeem shares of Series A Preferred Stock (from each Holder on a pro rata basis) from time to time, in part or in whole, out of funds legally available therefor, at a price per share equal to the Redemption Price Per Share (such redemption, the “Optional Redemption”).

(c) Redemption Notices. The Corporation shall send written notice (a “Corporation Redemption Notice”) of any redemption pursuant to this Section 6 to each Holder of any shares of Series A Preferred Stock to be redeemed not less than 7 calendar days nor more than calendar 30 days prior to the applicable Redemption Date. Such Corporation Redemption Notice shall set forth in reasonable detail: (i) the applicable Redemption Date, (ii) the number of shares of Series A Preferred Stock held by the Holder that the Corporation will redeem on such Redemption Date, and (iii) a calculation specifying the amount owed to such Holder by the Corporation with respect to the shares of Series A Preferred Stock to be redeemed. If, on a Redemption Date, applicable Delaware law prevents the Corporation from redeeming all shares of Series A Preferred Stock required to be redeemed pursuant to Section 6, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as promptly as it may lawfully do so thereafter.

(d) Partial Redemption. If the Corporation is redeeming less than all outstanding shares of Series A Preferred Stock pursuant to this Section 6, the Corporation shall select shares to redeem on a pro rata basis, in each case rounded down per Holder to the nearest whole share. The shares of Series A Preferred Stock not redeemed shall remain outstanding and entitled to all of the rights and preferences provided in this Certificate of Designation.

(e) Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred as shares of Series A Preferred Stock. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the Holders following redemption.

(f) Effect of Redemption. If notice has been delivered in accordance with Section 6(c) above and if on or before the applicable Redemption Date specified in such notice, all funds necessary for such redemption shall have been segregated and irrevocably set apart by the Corporation and deposited with a third party paying agent in trust for the pro rata benefit of the Holders of the shares of Series A Preferred Stock, so as to be, and to continue to be available therefor, then, on and after the relevant Redemption Date, unless the Corporation defaults in the payment of the applicable Redemption Price, dividends on the shares of the Series A Preferred Stock specified in such notice to be redeemed shall cease to accumulate and all rights of the Holders with respect to such shares shall terminate except for the right to receive from the Corporation the Redemption Price Per Share.

Section 7. Information Rights and Inspection Rights.

(a) The Corporation shall provide to the Holders the following, except to the extent such information is then publicly available on EDGAR:

(i) not later than the fifth Business Day after the 105th day following the end of each fiscal year of the Corporation (or such longer period as may be permitted by the SEC for the filing of annual reports on Form 10-K) ending on or after December 31, 2022, a copy of the audited consolidated balance sheet of the Corporation and its subsidiaries as at the end of such year and the related audited consolidated statements of operations, changes in common stockholders’ equity and cash flows for such year, setting forth in each case in comparative form the figures for and as of the end of the previous year, reported on by an independent certified public accounting firm of nationally recognized standing;

(ii) not later than the fifth Business Day after the 50th day following the end of each of the first three quarterly periods of each fiscal year of the Corporation (or such longer period as may be permitted by the SEC for the filing of quarterly reports on Form 10-Q), the unaudited consolidated balance sheet of the Corporation and its subsidiaries as at the end of such quarter and the related unaudited consolidated statements of operations and cash flows of the Corporation and its subsidiaries for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for and as of the corresponding periods of the previous year, certified by a responsible officer of the Corporation as fairly presenting in all material respects the financial condition of the Corporation and its subsidiaries in conformity with GAAP and prepared in reasonable detail in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods that began on or after the Closing Date (except as disclosed therein, and except for the absence of certain notes);

(iii) not later than 20 days prior to the occurrence thereof, the existence of any Liquidation Event;

(iv) not later than 10 days after consummation of any Qualified Transaction, information summarizing the nature of the transaction and the general type, amount and timing of Net Proceeds to be received by the Corporation in connection therewith;

(v) subject to paragraph (b) below, such additional financial, statistical, transactional, operational and other information regarding the Corporation as the Requisite Holders may from time to time reasonably request in connection with their monitoring of their rights hereunder.

(b) From and after the third anniversary of the Closing Date, the Requisite Holders shall have the right to, without unreasonably disrupting the Corporation’s normal business activities and at the Holders’ own expense, conduct one audit per year of the business and accounts of the Corporation, with the assistance of any accounting firms, representatives or agents as the Requisite Holders select, in order to verify the amount of Adjusted Net Proceeds. The Corporation shall provide any and all assistance reasonably requested by such Requisite Holders and such accounting firms, representatives and agents in connection therewith. The Requisite Holders shall not be entitled to conduct more than one such audit per calendar year.

(c) Notwithstanding anything to the contrary in this Section 7, neither the Corporation nor its subsidiaries will be required by the terms of this Section 7 to disclose or permit the inspection or discussion of, any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Holders (or their respective representatives) is prohibited by requirements of applicable law or (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product.

(d) Documents required to be delivered pursuant to this Section 7 may at the Corporation’s option be delivered electronically and, if so delivered, shall be deemed to have been delivered on the date (i) on which the Corporation posts such documents, or provides a link thereto on the Corporation’s website on the Internet at the website address specified by written notice to the Holders from time to time; or (ii) on which such documents are posted on the Corporation’s behalf on an Internet or intranet website to which each Holder has access (whether a commercial or third-party website).

Section 8. Rank. With respect to payment of dividends and distribution of assets upon a Liquidation Event, all shares of the Series A Preferred Stock shall rank senior to all Junior Securities.

Section 9. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at 131 Oyster Point Blvd., Suite 131, South San Francisco, CA 94080, or such other e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Corporation, or if no such e-mail address or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Securities Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section 9 prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section 9 on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b) Waiver. Any waiver by the Corporation or a Holder of a right or preference granted herein or a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(c) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(d) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(e) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(f) Status of Redeemed Series A Preferred Stock. If any shares of Series A Preferred Stock shall be redeemed or reacquired by or on behalf of the Corporation or any subsidiary thereof, such shares shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series A Preferred Stock.

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RESOLVED, FURTHER, that any of the president and the secretary of the Corporation be and each hereby is authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation this 22nd day of March, 2023.

By:	/s/ Julie Eastland
Name: Julie Eastland
Title: Chief Executive Officer

Appendix A

Illustrative example of calculation of Adjusted Net Proceeds.

Illustrative example of the Adjusted Net Proceeds Calculation and corresponding Redemption payment

Refer to explanations below table.

	Year 1						Year 2
	Transaction			Basket (resets in calendar year)			Transaction (cumulative)				Basket (resets in calendar year)
	C	D = If C > $15m, then C - $15m- 2*∑En-1 ; 0	E = 50% * D	F = YTD ∑C for all Qualified Transactions in Year 1	G = F - (YTD∑E) - 2*∑Hn-1	H = If G > $30m, then ((G - $30m)* 50%); 0	I		J = If I > $15M, then (I + C) - $15m - 2*∑En-1 ; 0	K = 50% * J	L = YTD ∑I for all Qualified Transactions in Year 2	M = L - (YTD∑K) - 2*∑Nn-1	N = If M > $30m, then ((M -$30m )* 50%); 0
Qualified Transaction	Net Proceeds	Transaction ANP (clause (i))	Transaction Redemption (ANP (i))	Aggregate Net Proceeds	Basket ANP (clause (ii))	Basket Redemption (ANP (ii))	Net Proceeds		Transaction ANP (clause (i))	Transaction Redemption (ANP (i))	Aggregate Net Proceeds	Basket ANP (clause (ii))	Basket Redemption (ANP (ii))
#1	$15,000,000	$—	$—	$15,000,000	$15,000,000	$—	$20,000,000	$	20,000,000	$10,000,000	$20,000,000	$10,000,000	$—
#2	10,000,000	—	—	25,000,000	25,000,000	—	20,000,000	$	15,000,000	7,500,000	40,000,000	22,500,000	—
#3	5,000,000	—	—	30,000,000	30,000,000	—	15,000,000	$	5,000,000	2,500,000	55,000,000	35,000,000	2,500,000
#4	5,000,000	—	—	35,000,000	35,000,000	2,500,000	—		N/A	N/A	55,000,000	N/A	N/A
#5	—	N/A	N/A	35,000,000	N/A	N/A	10,000,000	$	—	—	65,000,000	40,000,000	5,000,000

	Sub-total Redemption		$—			$2,500,000	Sub-total Redemption			$20,000,000			$7,500,000

Total Aggregate Redemption = E+ H + K + N													$30,000,000

Assumptions

1.	Assumes the Designated Percentage is 50%. If it is different, e.g. 75%, then (i) references in the table to 50% should instead be to 75%, and (ii) references to 2* should be to 100%/75% = 1.3333.

Explanations

1.	∑En-1 means the sum of all Net Proceeds previously used for a Transaction Redemption with respect to such Qualified Transaction

2.	YTD ∑C means the sum of all Net Proceeds reflected in column C to and including the Qualified Transaction in the row to which the entry relates

3.	YTD ∑E means the sum of all amounts reflected in column E to and including the Qualified Transaction in the row to which the entry relates

4.	∑Hn-1 means the sum of all Net Proceeds previously used for a Basket Redemption (i.e. reflected in column H) in the applicable year

5.	YTD ∑I means the sum of all Net Proceeds reflected in column I to and including the Qualified Transaction in the row to which the entry relates

6.	YTD ∑K means the sum of all amounts reflected in column K to and including the Qualified Transaction in the row to which the entry relates

7.	∑Nn-1 means the sum of all Net Proceeds previously used for a Basket Redemption (i.e. reflected in column N) in the applicable year